			FEDERAL INSURANCE COMPANY
			Endorsement No.: 9
			Bond Number:	82047599
NAME OF ASSURED: ADVANTAGE ADVISERS WHISTLER FUND, LLC, ET AL

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1. BOND PERIOD:	from	12:01 a.m. on	September 2, 2011
	to	12:01 a.m. on	November 1, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on September 2, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: November 14, 2012

ICAP Bond

Form 17-02-5032 (Ed. 11-02)